 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND 2, LP; MPF INCOME FUND 26, LLC, MPF BLUE RIDGE FUND I, LLC, MPF BLUE RIDGE FUND II, LLC, MACKENZIE FLAGSHIP FUND 15, LLC, MP INCOME FUND 18, LLC, MP INCOME FUND 19, LLC, MPF INCOME FUND 20, LLC, MACKENZIE INCOME FUND 27, LLC, COASTAL REALTY BUSINESS TRUST, CMG PARTNERS, LLC; CMG LEGACY GROWTH FUND, LLC; CMG LEGACY INCOME FUND, LLC; AND CMG INCOME FUND II, LLC; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$48,037,500	$5,577.15

*	For purposes of calculating the filing fee only. Assumes the purchase of 9,150,000 Shares at a purchase price equal to $5.25 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,577.15
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: March 23, 2012

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust, CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; and CMG Income Fund II, LLC (collectively the “Purchasers”) to purchase up to 9,150,000 shares of “Class A” common stock (the “Shares”)  in Dividend Capital Total Realty Trust, Inc.  (the “Corporation”), the subject company, at a purchase price equal to $5.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated March 23, 2012 (the “Offer Date”) and the related Assignment Form.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchases, of a total of 53,263.624 Shares.  Following purchase of all the tendered Shares, the Purchasers will own an aggregate of approximately 180,927.044 Shares, or approximately 0.10% of the total outstanding Shares.  Of the total accepted Shares, 27,928.286 Shares were allocated MPF Northstar Fund 2, LP, 9,396.426 Shares were allocated to MPF Income Fund 26, LLC, 7,483.699 Shares were allocated to CMG Legacy Growth Fund, LLC, 5,764.727 Shares were allocated to CMG Partners, LLC, and 2,690.486 Shares were allocated to CMG Legacy Income Fund, LLC.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 23, 2012

MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director

 CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; and CMG Income Fund II, LLC

By:           /s/ Mark Swenson
Mark Swenson, President of the Manager